EXHIBIT 99.1

HEXO Corp bolsters Ontario foothold with addition of 18 new product listings at the Ontario Cannabis Store

Award-winning Helios dried flower now available to Ontarians

GATINEAU, Quebec, Aug. 14, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce that its dried flower cannabis products are now available to Ontario consumers, after finalizing terms with the Ontario Cannabis Store (OCS).

HEXO now adds nine of its dried flower offerings in both 3.5g and 15g SKUs to the OCS, including the Company’s award-winning Helios dried flower, which was named Best Sativa at the O’Cannabiz 2019 Industry Awards.

“We are thrilled to increase our offering at the OCS,” said HEXO Corp CEO and co-founder, Sebastien St-Louis. “Apart from being our nation’s most populous province with the highest demand for cannabis products, the Ontario marketplace is among the most competitive—and we are rolling out high quality products to which we believe Ontario consumers will strongly gravitate.”

According to Statistics Canada, 15.4 per cent of Ontarians used cannabis in the last quarter of 2018, in line with the national average. Furthermore, according to a recent study from Arcview Market Research, the forecast for Ontario’s share of the national market is expected to rise by 39 per cent by 2024, which would make Ontario a $1.8-billion marketplace. “We will be allocating a significant amount of inventory to the Ontario market, considering retail demand and our goal to become the top choice for consumers in Ontario—and right across Canada,” added St-Louis.

The new dried flower offerings at the OCS join HEXO's award-winning Elixir cannabis oil oral spray, which has been available in Ontario since legalization. Elixir CBD was named Cannabis Product of the Year and Innovation of the Year at the 2018 Canadian Cannabis Awards. The OCS also carries product from Up Cannabis, which is part of the HEXO family of brands.

HEXO’s dried flower products at OCS will include a wide variety of Sativa dominant, Indica dominant and hybrid strains such as Bayou, Sierra, Terra, Helios, Horizon, Lagoon, Tsunami, Atlantis and Nebula.

With HEXO and Up Cannabis brands, HEXO products are available in nine provinces, expanding the Company’s footprint in Canada and providing more choice for consumers.

About HEXO Corp
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 2.4 million sq. ft of facilities in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com